

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

20 May 2003


03022655

03 JUN 12 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (Formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 19 May 2003, Re: Disposal by AMB Venture Sdn Bhd of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(Formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 19-05-2003 05:32:31 PM
Reference No SC-030519-468E3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Disposal by AMB Venture Sdn Bhd ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited ("LAP") ("ATE Disposal")

* **Contents :-**

On 3 April 2003, Silverstone Corporation Berhad ("SCB") (formerly known as Angkasa Marketing Berhad) announced that AMBV and LAP have agreed to extend the deadline up to 15 May 2003 (or such other date as AMBV and LAP shall agree) for ATE to complete the disposal of the entire equity interests in Wuhan Fortune Motor Co., Ltd. and Jiangxi Fuqi Motor Co., Ltd., the legal ownerships whereof, as at the completion date of the ATE Disposal on 29 November 2002, are held by ATE and the beneficial interests held by Range Grove Sdn. Bhd. and Chrome Marketing Sdn Bhd ("CMSB") respectively.

The Board of Directors of SCB wishes to announce that AMBV and LAP have agreed to further extend the deadline to 30 June 2003 (or such other date as AMBV and LAP shall agree) for the completion of the disposal of the entire equity interest in Jiangxi Fuqi Motor Co., Ltd by way of ATE transferring its legal ownership to CMSB. The disposal of the entire equity interest in Wuhan Fortune Motor Co., Ltd to Tri-Ring Group Co was completed on 24 April 2003.

Shareholders of SCB and potential investors are requested to refer to the series of announcement made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002, 9 May 2002, 20 May 2002, 11 July 2002, 5 August 2002, 11 September 2002, 10 October 2002, 25 October 2002, 31 October 2002, 29 November 2002, 28 February 2003 and 3 April 2003 by SCB and/or its adviser, RHB Sakura Merchant Bankers Berhad for further details in respect of the above matter.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)

Secretary



LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

20 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)

We enclose herewith a copy of the General Announcement by RHB Sakura Merchant Bankers Berhad dated 9 May 2003, Re: Lion Industries Corporation Berhad, Lion Corporation Berhad and Amsteel Corporation Berhad - Corporate and Debt Restructuring Exercises for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(formerly known as LION LAND BERHAD)



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.



Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 09/05/2003 06:10:26 PM
Reference No MM-030509-7F5A2

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Mr Kenneth Chow**
* Designation	:	**General Manager - Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Lion Corporation Berhad ("LCB")
Lion Industries Corporation Berhad (formerly known as Lion Land Berhad) ("LICB")
Amsteel Corporation Berhad ("ACB")

Corporate and Debt Restructuring Exercises ("GWRS")

* **Contents :-**

Quote

The Boards of Directors of LCB, LICB and ACB jointly announce that following an application by LCB, LICB and ACB, the Securities Commission has extended the deadline for LCB, LICB and ACB to complete the following proposals contemplated under the GWRS (details of which are particularised in the respective Circulars to Shareholders dated 9 January 2003) to 9 October 2003:

a) For LCB, the proposed renounceable restricted offer for sale of up to approximately 67.61 million shares in ACB by LCB to the eligible shareholders of ACB;

b) For LICB, the proposal by Amsteel Mills Sdn Bhd ("AMSB") to offer the AMSB's scheme creditors the opportunity to tender their debts for cancellation by the AMSB's scheme companies in consideration for shares in ACB and Lion Diversified Holdings Berhad (formerly known as Chocolate Products (Malaysia) Berhad); and

c) For ACB, the proposed renounceable restricted offer for sale of up to approximately 226.85 million shares in LCB by ACB to eligible shareholders of LCB and the proposed issue of approximately 251.92 million new 4½ years warrants to shareholders of ACB.

This announcement is dated 9 May 2003.

Unquote

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: